September 18, 2005

Via Facsimile 646.848.8073 and U.S. Mail

Creighton O`M. Condon, Esq.
Eliza Swann, Esq.
Shearman & Sterling LLP
599 Lexington Avenue
New York, New York 10022

RE:	7-Eleven, Inc.
	Schedule TO-T/Schedule 13E-3
	Filed by Seven-Eleven Japan Co. Ltd., et al.
	Date Filed: September 6, 2005
	File No. 5-17916

Ladies and Gentlemen:

We have reviewed your filings, and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why any comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Schedule 13E-3

 	Cover Page and Signature Page

1. Advise us why Seven & I Holdings Co., Ltd. is not identified as a filing person on Schedule 13E-3. We note, for example, the Seven & I Holdings Co., Ltd. has been described as having a wholly owned subsidiary Seven-Eleven Japan Co. Ltd. Consideration should also be given as to whether or not Seven & I Holdings Co., Ltd. should be identified as a bidder on the cover of the Schedule TO-T for the third-party tender offer.

2. Edgar does not, at present, reflect the receipt of a Schedule 13E-3 for the instant transaction. The checking of the going-private transaction box on Schedule TO-T by the filing persons does not obviate the need to properly identify the filing with appropriate header tags. The filing persons must either jointly file the original Schedule TO-T and Schedule 13E-3 with appropriate header tags and request a date adjustment to the original September 6 filing date or file an exclusive Schedule 13E-3 and Schedule TO-T without such a date adjustment request as soon as possible.

The Company - Selected Financial Information

3. In response to Item 13 of the Schedule 13E-3 cross-reference sheet, the disclosure indicates that financial information has been incorporated by reference to satisfy this item requirement. Revise to include the complete summarized financial information required by Item 1010(c) of Regulation M-A. In the event that an affiliate incorporates by reference the information required by
Item 1010(a) and (b), all of the summarized financial information required by Item 1010(c) must be disclosed in the Schedule 13E-3. See Instruction 1 to Item 13 of Schedule 13E-3. In addition, refer to telephone interpretation H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission`s website at http://www.sec.gov for guidance on complying with a similar instruction in the context of a tender offer. Because all of this information does not appear to have been included, a supplement may need to be sent that includes this information plus other disclosures required by this comment letter.

4. The disclosure under the subheading titled "Available
Information" directs security holders to obtain information from a public reference room maintained by the SEC that bears two different street addresses. Please revise or advise.

Background

5. Numerous references are made in this section to unqualified strategic alternatives. To the extent the affiliated parties considered alternatives to the proposed tender offer, the disclosure must briefly identify such alternatives and summarize the reasons for their rejection. Please revise, and avoid the use of conclusory statements when drafting the amended disclosure.
See Item 1013(b) of Regulation M-A and Instruction 1 thereto.

      Effects of the Offer

6. Advise us, with a view towards revised disclosure, how the affiliated filing parties fully complied with Item 1013(d) of Regulation M-A. See Instruction 3 thereto. The disclosure must, for example, also express the affiliates` increased interest in net book value and net earnings in dollar amounts.

Schedule TO

 Special Factors - Position of Parent and Purchaser Regarding
Fairness of the Offer and Merger

7. Please note the staff, as stated in the Current Issues Outline publicly available on our website, views officers and directors of the issuer as affiliates of that issuer. Unless the Parent and Purchaser are the only affiliates of 7-Eleven, please revise your disclosure to clarify that the fairness determinations made by these filing parties are expressly addressed to unaffiliated security holders of the issuer that is going private. Accordingly, any references made to "public shareholders" or "Company shareholders (other than Parent and Purchaser)" in the context of a fairness discussion would not be sufficiently specific to satisfy Item 1014 of Regulation M-A.

8. All of the factors listed in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to the fairness determination and should be discussed in considerable detail in the Schedule 13E-3. To the extent that the affiliated parties did not consider going concern value, or deemed such measure irrelevant in the context of this particular transaction, provide a detailed explanation of their reasons for so doing. While references have been made to a going concern value, such references do not meet the standards set forth to satisfy the disclosure requirements of this item. See Item 1014(b) of Regulation M-A and Question and Answer No. 20 in Exchange Act Release 17719 (April 13, 1981).

9. Revise the separate and explicit discussion addressing the procedural fairness determination so that it is expressly directed to the unaffiliated security holders. This discussion must also be revised to specifically acknowledge the absence of any of the procedural safeguards set out in Item 1014(c)-(e) of Regulation
M-A and address how the procedural fairness determination was reached in the absence of any of the safeguards. Please follow the guidance provided in Q & A No. 21 in Exchange Act Release 17719 (April,
1981). The disclosure contained beneath "General" under the section titled, "Certain Information Concerning the Company" is not responsive to this item disclosure requirement.

Certain Conditions to the Offer

10. The staff believes that all conditions to the offer, except those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration of the offer. Because the language in the first paragraph of this section suggests that conditions may be raised or asserted until payment for tendered shares has been made, it appears the offerors intend for their conditions to survive offer expiration. Please revise to make clear that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals, will be raised or asserted prior to offer expiration.

11. While the staff does not object when the offerors independently reserve the right to raise or assert a condition, once triggered, in their sole discretion or judgment, it remains inappropriate for offerors to make the determination as to whether or not an offer condition has been triggered in their sole judgment or sole discretion. If offerors are able to exclusively make a determination as to whether or not an offer condition has been triggered, without being held to a reasonableness standard the offerors could take a position that an offer condition had been triggered at any time for any reason. Tender offers that include conditions that may be triggered at any time for any reason are considered illusory and therefore in contravention of Section 14(e) of the Exchange Act.
Please revise this section to remove the ability of the offerors to make wholly subjective determinations as to whether or not an offer condition has occurred and make clear the offer conditions only become operative upon the occurrence of objective criteria.

Letter of Transmittal

12. Advise us of the purpose of the language, "Receipt of the Offer is hereby acknowledged." Alternatively, revise to delete the language.

Closing Comments

	Please file an amended Schedule TO and Schedule 13E-3 in response to these comments. Mark the amendments so that the revisions, including those made not in response to staff comment, are clear and distinguishable from the text of earlier submissions. See Rule 310 of Regulation S-T. In addition, please furnish a cover letter that keys your responses to our comments and provides any supplemental information we requested. This letter should be filed on EDGAR as correspondence. If you believe complying with a comment is not appropriate, tell us why in your letter. You should be aware that we might have additional comments based on your responses.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the filing persons are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from each of the filing persons acknowledging that:

* The filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

* Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* The filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

	Please direct any questions regarding the comments to me in the Office of Mergers and Acquisitions at (202) 551-3266.

Sincerely,


Nicholas P. Panos
Special Counsel
Office of Mergers & Acquisitions